14040192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 04 2014

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Avenue, Suite 2000
(No. and Street)

Buffalo NY 14202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul DiBenedetto (716) 651-4784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center Buffalo NY 14203-2879
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. DiBenedetto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities Inc, as of February 27, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Deborah R. Pokerwinski

Notary Public

Deborah R. Pokerwinski
Notary Public, State of New York
Qualified in Erie County
My Commission Expires June 12, 20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In planning and performing our audit of the financial statements of M&T Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

pwc

Report of Independent Accountants

To the M&T Board of Directors and Shareholder of
M&T Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M&T Securities, Inc. for the year ended December 31, 2013, which were agreed to by M&T Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M&T Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for M&T Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement record entries, as follows:

   a. Payment dated August 12, 2013, in the amount of $37,051 compared to M&T Securities, Inc. Hogan DDA account Transaction Statement and General Ledger Account #4621000 Professional Services Other, indicating outgoing payment. No differences were noted.

   b. Payment dated February 20, 2014 in the amount of $41,604 compared to M&T Securities, Inc. Hogan DDA account Transaction Statement and General Ledger Account #4621000 Professional Services Other, indicating outgoing payment. No differences were noted.

2. Compared the Total Revenues amount reported on Page 5 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $102,614,822 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared additions on line 6, expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities, of $4,890 to Day Loan Charges on M&T Securities 2013 SIPC supporting schedule. The balance was also agreed to the aggregate amounts of Interest Expense on the Pershing IBD Activity Summary for the periods January 1, 2013 to June 30, 2013, and July 1, 2013 to December 31, 2013. No differences were noted.

pwc

b. Compared deductions on line 1, revenues from the sale of annuities and from business of insurance, of $69,914,734 to the aggregate of Annuities/Annuity Trailers Variable & Fixed, Annuity Revenue Sharing, Mutual Fund Revenue & Mutual Fund Revenue Share & 12b-1 Trailers, Direct Mail Revenue, Insurance, and Insurance Revenue Sharing on M&T Securities 2013 SIPC supporting schedule. The balance was also agreed to the aggregate amounts of General Ledger Accounts #3515311 Annuity Trailers, #3515318 Fixed Annuities, #3515319 Variable Annuities, #3515306 Revenue Sharing Annuity, #3515303 12B1 Trailer Fees, #3515304, Mutual Fund Revenue, #3515305 Revenue Sharing Mutual Funds, #3517040 Direct Mail Revenue, #3515307 Revenue Sharing Insurance, #3521500 Insurance Revenue – 1st Year, and #3521501 Insurance Revenue – Renewal, on the Hyperion MFA General Ledger Report for the year ended December 31, 2013. No differences were noted.

c. Compared deductions on line 3, clearance paid to other SIPC members in connection with securities transactions, of $1,024,466 to General Ledger Account #4643100 Security Clearance Fees Domestic on M&T Securities 2013 SIPC supporting schedule. The balance was also agreed to the Hyperion MFA General Ledger Report for the year ended December 31, 2013. No differences were noted.

d. Compared deductions on line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $218,494 to Revenue from trading Various Securities on M&T Securities 2013 SIPC supporting schedule. The balance was also agreed to the aggregate balance of (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper, with maturities greater than 90 days, as listed on the Detail Transaction Report run from the Pershing Security Master for the year ended December 31, 2013. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $31,462,018 and 78,655, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M&T Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2013

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying financial statements of M&T Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statement of income, cash flows and changes in shareholder's equity for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Other Matter

The audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2013
(Dollars in thousands)

Assets:		
Cash on deposit with M&T Bank	$	391
Securities owned, at fair value		9,501
Investment in Wilmington Prime Money Market Fund		25,490
Receivable from broker		23,617
Furniture and equipment, at cost less accumulated depreciation of $2,674		575
Current income taxes receivable from parent		597
Deferred income taxes		1,176
Other assets		3,755
Total assets	$	65,102
Liabilities:		
Due to parent		4,283
Commissions payable		3,196
Deferred revenue		7,004
Other liabilities		6,758
Total liabilities		21,241
Shareholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		30,365
Retained earnings		13,421
Total shareholder's equity		43,861
Total liabilities and shareholder's equity	$	65,102

See accompanying notes to financial statements.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035185 FINRA DEC
M & T SECURITIES INC 12*12
ATTN: CAROL GOULDING
~~255 DELAWARE AVE STE 2000~~
BUFFALO NY 14202-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nicholas R. Daminski
716-842-5303

2. A. General Assessment (item 2e from page 2) $ 78,655

B. Less payment made with SIPC-6 filed (exclude interest) (37,051)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 41,604

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 41,604

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 41,604

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&T Securities, Inc.
(Name of Corporation, Partnership or other organization)

Paul D. Barolotto
(Authorized Signature)

Dated the 22 day of January, 2014.

President, M&T Securities
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 102,614,822
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	4,890
(7) Net loss from securities in investment accounts.	
Total additions	102,619,712
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	69,914,734
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,024,466
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	218,494
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	71,157,694
2d. SIPC Net Operating Revenues	$ 31,462,018
2e. General Assessment @ .0025	$ 78,655
	(to page 1, line 2.A.)

M&T Securities, Inc.

285 Delaware Avenue, Suite 2000, Buffalo, NY 14202

February 28, 2014

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo, NY 14203

We are providing this letter in connection with your audit of the financial statements of M&T Securities, Inc. (the "Company") as of December 31, 2013 and for the year then ended for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of M&T Securities, Inc. in conformity with accounting principles generally accepted in the United States of America. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of January 13, 2014, for the preparation and fair presentation in the financial statements of financial position, results of operations, and of cash flows in conformity with generally accepted accounting principles, including the appropriate selection and application of accounting policies.

Certain representations in this letter are described as being limited to those matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement. Materiality used for purposes of this letter is $384,000.

We confirm, to the best of our knowledge and belief, as of February 28, 2014, the date of your report, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America (GAAP), and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subject. We have prepared the Company's financial statements on the basis that the Company is able to continue as a going concern, including to meet its obligations in the ordinary course of business, and we are not aware of any significant information to the contrary.

2. We have made available to you:

   a. All financial records and related data.

   b. Unconditional access to persons within the entity from whom you have requested audit evidence.

   c. All minutes of the meetings of stockholders, directors, and audit or other committees of directors, and summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meeting held of the board of directors of M&T Securities, Inc. was January 28, 2014: .

3. We have appropriately reconciled our books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data).

All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements, as necessary. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no material general ledger suspense account items written off to a balance sheet account, which should have been written off to an income statement account and vice versa.

4. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

5. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

6. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

7. All liabilities of the Company of which we are aware are included in the financial statements at the balance sheet date. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Accounting Standards Codification (ASC) 450, *Contingencies*, and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Statement.

8. We are responsible for all significant estimates and judgments affecting the financial statements. Significant estimates and judgments and their underlying assumptions, methods, procedures and the source and reliability of supporting data are reasonable and based on applicable guidance, are completely and appropriately disclosed in the financial statements, and appropriately reflect management's intent and ability to carry out specific courses of action, where relevant. The procedures and methods utilized in developing assumptions, estimates and judgments are appropriate and have been consistently applied in the periods presented. There have been no subsequent events which would require the adjustment of any significant estimate and related disclosures.

9. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of January 13, 2014, for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error and we are not aware of any deficiencies in the design or operation of internal control over financial reporting.

10. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

11. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud and we have no knowledge of any fraud or suspected fraud affecting the Company involving:

    a. Management,

    b. Employees who have significant roles in internal control over financial reporting, or

    c. Others where the fraud could have a material effect on the financial statements.

12. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

(As to items 10, 11 and 12, we understand the term "fraud" to mean those matters described in PCAOB AU316 and AICPA AU-C240.)

13. There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

14. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

15. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

16. The following, if material, have been properly recorded or disclosed in the financial statements:

    a. Relationships and transactions with related-parties, as described in ASC 850, *Related Party Disclosures*, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

17. There are no:

    a. Guarantees, whether written or oral, under which the Company is contingently liable.

    b. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*, 275-10-50. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

    c. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

    d. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk:

        (1) The extent, nature, and terms of financial instruments with off-balance-sheet risk.

        (2) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

        (3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

    e. Agreements to repurchase assets previously sold or resell assets previously purchased.

18. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows:

    a. Investments are stated at fair value and related disclosures are accurate;

b. The valuation principles used for securities whose fair values have been estimated by management are appropriate and have been consistently applied and documented. ;

c. All investments are marketable and no restricted securities or derivatives are held;

d. There are no investments in default or considered uncollectible.

The methods and significant assumptions used result in a measure of fair value appropriate for financial statement measurement and disclosure purposes.

19. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

20. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

21. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

22. We determined that a valuation allowance against deferred tax assets is not necessary because deferred tax assets will, more-likely-than-not, be realized

23. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto.

    It is understood that the term "securities and investments not readily marketable" includes, but is not limited to, the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

24. At December 31, 2013, the Company had:

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

25. There are no liabilities subordinated to the claims of general creditors.

26. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

27. There are no significant deficiencies, material weaknesses or material inadequacies at December 31, 2013 or during the period from January 1, 2013 to February 28, 2014 in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

   a. Making the periodic computations of aggregate indebtedness and net capital, as defined, in accordance with The Net Capital Rule under rule 17a-3(a)(11), and compliance with the exemptive provision of Rule 15c3-3.

   b. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by 17 CFR 240 17a-13.

28. We are responsible for establishing and maintaining effective internal control over financial reporting, control activities for safeguarding securities, and the practices and procedures over compliance referred to in item 27 above and for complying with the specified requirements therein. There are no compliance requirements needing clarification that required our interpretation other than those discussed with you.

29. We assert that for the period from January 1, 2013 to February 28, 2014, the Company has maintained effective internal control over financial reporting and control activities for safeguarding securities, and has complied with the specified requirements referred to in 27. We are not aware of any instances of known material non-compliance.

30. Net capital computations, prepared by the Company during the period from January 1, 2013 through February 28, 2014, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

31. We have made all assessment payments to the Securities Investor Protection Corporation ("SIPC") as required for the December 31, 2013 filing. The SIPC assessments payments reported by the Company on Form SIPC-7 are in compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2013.

32. We acknowledge responsibility for the presentation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 in accordance with Rule 17a-5 of the Securities and Exchange Act of 1934, and we believe such information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934. The methods of measurement or presentation have not changed from those used in the prior period. We have informed you about any significant assumptions or interpretations underlying the measurement or presentation of the information.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through February 28, 2014, the date of this letter, that would require adjustment to or disclosure in the aforementioned financial statements.

Sam Guerrieri, Chief Executive Officer

Carol Goulding, Chief Compliance Officer

Paul DiBenedetto, President

Melinda Hayes, VP of Finance

M&T SECURITIES, INC.
Statement of Income
Year ended December 31, 2013
(In thousands)

Revenues:		
Commissions	$	65,817
Fees		24,828
Trading		6,073
Interest		375
Other		5,522
Total revenues		102,615
Expenses:		
Employee compensation and benefits		59,366
Occupancy		14,872
Clearing broker fees		1,025
Other		16,962
Total expenses		92,225
Income before income taxes		10,390
Income taxes		3,825
Net income	$	6,565

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2013
(In thousands)

Cash flows from operating activities:		
Net income	$	6,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense		1,014
Depreciation and amortization		407
Deferred income taxes		759
Net change in:		
Securities owned, at fair value		7,819
Receivable from broker		(10,735)
Current income taxes receivable from/ payable to parent		(809)
Deferred revenue		(850)
Other, net		2,600
Net cash provided by operating activities		6,770
Cash and cash equivalents at beginning of year		19,111
Cash and cash equivalents at end of year	$	25,881

Supplemental disclosure of cash flow information		
Interest received during the year	$	501
Income taxes paid during the year		3,874

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2013
(In thousands)

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2013	$	75	29,417	6,856	36,348
Net income		-	-	6,565	6,565
Restricted stock compensation expense		-	948	-	948
Balance at December 31, 2013	$	75	30,365	13,421	43,861

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2013

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund and annuity activity is either cleared utilizing the clearing broker or self-cleared directly with the mutual fund or insurance companies. Life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and other fixed income government and corporate securities. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenues in the statement of income. The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in fee revenues in the statement of income. As distributor, the Company may maintain an inventory of these issues until sold.

The Company provides mutual fund shareholder services to the Wilmington Funds, an affiliated open-end registered investment company. The associated revenues totaled $33,000 in 2013 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of cash on deposit with M&T Bank and investment in the Wilmington Prime Money Market Fund.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Investment in Wilmington Prime Money Market Fund

The Company invests available funds in excess of anticipated liquidity requirements in the Wilmington Prime Money Market Fund. This mutual fund predominantly invests in short-term debt obligations issued by the U.S. government and its agencies and corporations, and repurchase agreements secured by these obligations. Valuation of the investment in this mutual fund is considered a Level 1 valuation in the fair value hierarchy established by GAAP. Level 1 valuations are determined from quoted prices in active markets for identical assets. Income earned on the investment is included in interest revenues in the statement of income.

2. Summary of significant accounting policies, continued

Commissions and clearing broker fees

Commissions from brokerage services and sales of annuities that are reasonably estimable are recorded as income on the trade date. Commissions from mutual funds and life insurance sales are recorded when received from the mutual fund or insurance companies. Clearing broker fees and other expenses are recognized as incurred.

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries with the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expenses for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2013, outstanding stock options and unvested restricted stock awards granted to the Company's employees totaled 79,065 (all of which were exercisable) and 34,522, respectively.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Securities owned

The Company maintains a trading inventory, predominantly comprised of municipal notes and bonds, as both principal and riskless principal. Valuations of securities owned by the Company have been classified as Level 2 in the fair value hierarchy established by GAAP. Level 2 valuations are determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

4. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. Net periodic pension expense related to the defined benefit plan recognized by the Company in 2013 was $762,000. Expense recorded by the Company in 2013 related to the defined contribution plan was $774,000. Expenses related to the pension plans are included in employee compensation and benefits expenses in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. Net postretirement benefits expense recognized by the Company in 2013 was $71,000. Such expense is included in employee compensation and benefits expenses.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("RSP") that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the RSP totaled $1,604,000 in 2013.

5. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$2,532
State and city	534
Total current	3,066
Deferred	
Federal	562
State and city	197
Total deferred	759
Total income tax expense	$3,825

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$3,637
State and city income taxes, net of federal income tax effect	475
Stock-based compensation	(178)
Tax-exempt interest	(132)
Other	23
	$3,825

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,039
Other assets	119
Incentive compensation plans	129
Total deferred tax asset	1,287
Depreciation and amortization	(111)
Net deferred tax asset	$1,176

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains an operating checking account with M&T Bank. When available, funds are invested in the Wilmington Prime Money Market Fund, a mutual fund managed by Wilmington Trust Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2013 related to premises of M&T Bank occupied by the Company totaled $13,436,000, and was equal to 20% of adjusted gross commission and fee income earned by the Company from sales at certain banking offices, less marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expenses related to those facilities amounted to $1,235,000 in 2013.

Due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $515,000 in 2013 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $30,000 in 2013 and were included in other expenses in the statement of income.

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $9,389,000 in 2013.

7. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $37,514,000 at December 31, 2013, which was $36,098,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1 at December 31, 2013.

8. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2013 the Company had a commitment in the amount of $23,720,000 for municipal bonds and notes purchased on a when-issued basis and not settled as of December 31, 2013.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013
(In thousands)

Net capital

Shareholder's equity	$	43,861
Adjustment for non-allowable assets:		
Deferred income taxes		1,176
Furniture and equipment		575
Various asset accounts not offset against related liabilities		3,486
Net capital before haircut on securities positions		38,624
Haircut on securities positions		1,110
Net capital		37,514
Required net capital (6 2/3% of aggregate indebtedness of $21,241)		1,416
Excess net capital	$	36,098

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2013.

Schedule II

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.